SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                           SCHEDULE 13D
             Under the Securities Exchange Act of 1934

                           NET LNNX, INC.
                          (Name of Issuer)

                     Common Stock, No Par Value
                   (Title of Class of Securities)

                            64107P 10 2
                          (CUSIP Number)

                         Ronald P. Perella
                     162 N.E. Twylite Terrace
                     Port St. Lucie, FL 34983
                          (561) 871-9235
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications
                  on Behalf of Reporting Person)

                           January 31, 1997
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d.1(b)(3) or (4), check the following
box [   ] .

Check the following box if a fee is being paid with this statement [ X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes.)

CUSIP No.     64107P 10 2

(1)  Names  of Reporting  Persons/SS  or IRS  Identification  Nos.  of Above
Persons:

                       Ronald P. Perella

(2)  Check the Appropriate Row if a Member of a Group (See Instructions)

     (a)

     (b)

(3)  SEC  Use  Only


(4)  Sources  of  Funds  (See  Instructions):      OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

(6)  Citizenship  or  Place  of  Organization:     U.S.

Number of          (7)  Sole Voting Power:          200,000
Shares Bene-
ficially           (8)  Shared Voting Power
Owned by
Each Report-       (9)  Sole Dispositive Power:     200,000
ing Person
With              (10)  Shared Dispositive Power

(11)  Aggregate Amount Beneficially Owned by Each Reporting
Person:             300,000


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)  Percent  of Class  Represented  by  Amount  in Row  (11):    12.16%


(14)  Type  of  Reporting  Person  (See  Instructions):    IN

Item 1. Security and Issuer

This statement relates to the Common Stock, no par value ("Common
Stock") and the Option to buy Common Stock ("Option") of Net
Lnnx, Inc. ("Issuer"). The principal executive offices of the Issuer are presently located at 324 Datura Street, Suite 150, West Palm Beach, Florida 33401.

Item 2.  Identity and Background

     The Reporting Person is Ronald P. Perella, 162 N.E. Twylite Terrace, Port St. Lucie, Florida 34983. On January 31, 1997, Mr. Perella was appointed Director, Executive Vice President and Secretary of the Issuer.

     Ronald P. Perella, during the last five (5) years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Ronald P. Perella, during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     The above individual is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

     On January 31, 1997, pursuant to a meeting of the Issuer's Board of Directors, the Reporting Person was granted 200,000 shares of the Issuer's Common Stock and the Option to buy 100,000 shares of Common Stock at $.875 per share, which represents the closing price per share on the date the Option was granted, pursuant to the Issuer's 1996 Stock Plan in lieu of compensation for serving as Director, Executive Vice President and Secretary of the Issuer and other services to the Issuer. The Option period is effective from January 31, 1997 to January 31, 1999.

Item 4.  Purpose of Transaction

  The purpose of the transaction was to provide the Reporting Person with Common Stock of the Issuer as compensation for the services described in Item 4 above.

   The Reporting Person became a Director, Executive Vice President and
Secretary of the Issuer on January 31, 1997.   On behalf of the Issuer, the
Reporting Person is presently seeking candidates for merger with or acquisition by the Issuer.

     The Reporting Person also reserves the right to actively pursue various other proposals which could relate to or would result in:

   a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

   b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

   c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

   d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

   e. Any material change in the present capitalization or dividend policy of the Issuer;

   f. Any other material change in the Issuer's business or corporate structure;

     g. Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

     j. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other action which the acquisition of control of the Issuer by any person; or

     k.     Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

As of January 31, 1997 the Reporting Person had an interest in the Securities of the Issuer as follows:

     Name: Ronald P. Perella
     No. of Shares: 200,000
     Voting Power: Sole
     Disposition Power: Sole
     Aggregate Percentage Beneficially Owned: 12.16%

     On January 31, 1997, the Reporting Person was granted 200,000 shares of the Issuer's Common Stock and 100,000 Options as set forth above in Item 3.

 Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

     Except as set forth elsewhere in this Schedule 13D, there are no understandings, contracts or arrangements among or between the Reporting Person or any other person with respect to the transfer of voting of any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     1. Net Lnnx, Inc. Incentive Stock Option Agreement under the 1996 Stock Plan Dated January 31, 1997 between Ronald P. Perella and the Company.

   2.    Net Lnnx 1996 Stock Plan.


                                SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 1997

                                          /s/Ronald P. Perella
                                          Ronald P. Perella